FS.2.2

Exhibit FS.2.2
CHATTANOOGA GAS COMPANY
CONDENSED STATEMENTS OF INCOME
(Unaudited)

	Six Months Ended	Twelve Months Ended
	June 30, 2003	December 31, 2002
In millions, except per share amounts
Operating revenues	$51.4	$75.3
Cost of sales	34.8	45.0
Operating margin	16.6	30.3
Operating expenses
Operation and maintenance expenses	6.1	11.3
Depreciation and amortization	2.5	4.9
Taxes other than income	1.8	3.0
Total operating expenses	10.4	19.2
Operating income	6.2	11.1
Other income	0.1	0.4
Interest expense and dividends on preferred
securities	-	-
Earnings before income taxes	6.3	11.5
Income taxes	2.5	4.5
Income before cumulative effect of change in
accounting principle	3.8	7.0
Cumulative effect of change in accounting
principle, net of taxes	-	-
Net income	$3.8	$7.0

Certain amounts from prior periods have been
reclassified to conform to the presentation of the
current year.